[LETTERHEAD]

                                   January 17, 1997




Boards of Directors
Poughkeepsie Financial Corp.
Poughkeepsie Savings Bank, FSB
294 Main Mall
Poughkeepsie, New York  12602

Gentlemen:

     You have requested this firm's opinion regarding certain federal tax consequences which will result from the merger (the "Merger") of Poughkeepsie Interim Federal Savings Bank ("Interim") with and into Poughkeepsie Savings Bank, F.S.B. (the "Bank"), a federally chartered stock savings bank. Upon receipt of all required stockholder and regulatory approvals, Interim will be formed as a federally chartered stock savings bank and will be a wholly owned subsidiary of Poughkeepsie Financial Corp. (the "Company"), a Delaware corporation. The Merger will be consummated pursuant to the terms of an Agreement and Plan of Reorganization dated January 17, 1997 among the Bank, the Company and Interim (the "Agreement"). The Agreement is included as an exhibit to the Proxy Statement-Offering Memorandum of the Company and the Bank to be provided to stockholders of the Bank in connection with approval of the Agreement. This opinion is being furnished pursuant to Section 15 of the Agreement.

     We have examined the Agreement and related records and documents and have made such other investigations as we have deemed relevant or necessary for the purpose of this opinion. In our examination of such documents, we have assumed the authenticity of those documents submitted to us as originals and the conformity to authentic original documents of any documents submitted to us as certified, conformed or reproduced copies.

     As to matters of fact which are material to this opinion, we have relied upon the accuracy of the factual matters, representations and warranties set forth in the Agreement. In addition, we have relied upon the accuracy and completeness of the facts, information and representations contained in the Proxy Statement-Offering Memorandum of the Company and the Bank.

     This Opinion Letter, including the opinions contained herein, is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord and herein, and this Opinion Letter should be read in conjunction with the Accord. Our opinions herein are limited to the Internal Revenue Code of 1986, as amended ("Code"), and the regulations promulgated thereunder (the "Subject Laws"). We express no opinion in this Opinion Letter as to other federal laws and regulations or as to laws and regulations of other jurisdictions or as to factual or legal matters other than as set forth herein.

The Proposed Transaction

     Based solely upon our review of the documents described above, and in reliance upon such documents and representations, we understand that the relevant facts are as follows. Under the terms of the Agreement, upon the effective date of the Merger (the "Effective Date"), Interim will be merged with and into the Bank and Interim shall cease to exist as a legal entity. Upon consummation of the Merger, all of the issued and outstanding shares of the Bank common stock, $.01 par value per share ("Bank Common Stock"), will be converted into and become shares of common stock, $.01 par value per share, of the Company ("Company Common Stock") on a one-for-one basis. The common stock of Interim owned by the Company prior to the Merger shall be converted into and become shares of common stock of the Bank on the Effective Date. The common stock of the Company held by the Bank immediately prior to the Effective Date shall be cancelled on the Effective Date.

     As a result of the Merger, the Company will become a publicly held corporation, will register its shares of common stock as successor to the Bank under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the Securities and Exchange Commission ("SEC"). The Bank Common Stock is presently registered under the Exchange Act, and the Bank files periodic reports and proxy materials required thereunder with the Office of Thrift Supervision ("OTS"), which requirement will cease upon completion of the Merger. The stockholders of the Company will be those persons who were shareholders of the Bank immediately prior to the Merger. The Bank will become a wholly owned subsidiary of the Company, and the Bank will continue to carry on its business and activities as conducted immediately prior to the Merger.

Analysis

     1.   Federal Tax Consequences

     Section 368(a) of the Code defines the various types of transactions which are considered to be "reorganizations" that are generally tax-free to the corporations and stockholders involved. Section 368(a)(1)(A) defines the term "reorganization" to include a "statutory merger or consolidation" of corporations such as the Bank and Interim. Section 368(a)(2)(E) of the Code provides that a transaction otherwise qualifying as a merger under Section 368(a)(1)(A) shall not be disqualified by reason of the fact that common stock of a corporation (referred to in the Code as the "controlling corporation") (i.e., the Company) which before the merger was in control of the merged corporation is used in the transaction if:

     (i) after the transaction, the corporation surviving the merger [the Bank] holds substantially all of its properties and the properties of the merged corporation [Interim] (other than common stock of the controlling corporation [the Company] distributed in the transaction); and

     (ii) in the transaction, former stockholders of the surviving corporation [the Bank stockholders] exchanged, for an amount of voting common stock of the controlling corporation, an amount of common stock in the surviving corporation which constitutes control of such corporation.

     Section 1.368-2(b)(1) of the Treasury Regulations provides that, in order to qualify as a reorganization under Section 368(a)(1)(A), a transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a state. The Agreement provides that the Merger will be accomplished in accordance with applicable federal laws and regulations.

     Treasury Regulations and case law require that, in addition to the existence of statutory authority for a merger, certain other conditions must be satisfied in order to qualify a proposed transaction as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The "business purpose test," which requires a proposed merger to have a bona fide business purpose, must be satisfied. See 26 C.F.R. Section 1.368-9(c). We believe that the Merger satisfies the business purpose test for the reasons set forth in the Proxy Statement-Offering Memorandum under the caption "Holding Company Formation - Reasons for the Reorganization." The "continuity of business enterprise test" requires an acquiring corporation either to continue an acquired corporation's historic business or use a significant portion of its historic business assets in a business. See 26 C.F.R. Section 1.368-1(d).
We believe
that the continuity of business enterprise test is satisfied since the Agreement provides in Section 2 that the business conducted by the Bank prior to the Merger will be unaffected by the Merger. The "continuity of interest doctrine" requires that the continuing common stock interest of the former owners of an acquired corporation, considered in the aggregate, represent a "substantial part" of the value of their former interest, and provide them with a "definite and substantial interest" in the affairs of the acquiring corporation or a corporation in control of the acquiring corporation.
Paulsen v. Comm'r., 469 U.S. 181 (1985); Helvering v. Minnesota Tea Co., 296
U. S. 378 (1935); John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935);
Southwest Natural Gas Co. v. Comm'r., 189 F.2d 332 (5th Cir. 1951), cert. denied, 342 U.S. 860 (1951). We believe that the Merger satisfies the continuity of interest doctrine because the Bank stockholders will receive only Company Common Stock in exchange for their shares of Bank Common Stock.

     Section 354 of the Code provides that no gain or loss shall be recognized by stockholders who exchange common stock in a corporation, such as the Bank which is a party to a reorganization, solely for common stock in another corporation which is a party to the reorganization, such as the Company. Section 356 of the Code provides that stockholders shall recognize gain to the extent they receive money as part of a reorganization, such as cash received in lieu of fractional shares. Section 358 of the Code provides that, with certain adjustments for money received in a reorganization, such as cash received in lieu of fractional shares, a stockholder's basis in the common stock he or she receives in a reorganization shall equal the basis of the common stock which he or she surrendered in the transaction. Section 1223(1) states that where a stockholder receives property in an exchange which has the same basis as the property surrendered, he or she shall be deemed to have held the property received for the same period as the property exchanged, provided the property exchanged had been held as a capital asset.

     Section 361 of the Code provides that no gain or loss shall be recognized to a corporation such as Interim which is a party to a reorganization on any transfer of property pursuant to a plan of reorganization such as the Agreement. Section 362 of the Code provides that if property is acquired by a corporation such as the Bank in connection with a reorganization, then the basis of such property shall be the same as it would be in the hands of the transferor immediately prior to the transfer.
Section 1223(2) of the Code states that where a corporation such as the Bank will have a carryover basis in property received from another corporation which is a party to a reorganization, the holding period of such assets in the hands of the acquiring corporation shall include the period for which such assets were held by the transferor. Section 1032 of the Code states that no gain or loss shall be recognized to a corporation, such as the Company, on the receipt of property in exchange for common stock.

     The Merger is not intended to affect the rights of certain account holders of the Bank in the "liquidation account" of the Bank. Because the interest of an account holder in the Bank's liquidation account is not transferable and is subject to reduction or termination as the result of withdrawals, the account holders' interests in the Bank's "liquidation account" do not have any value or practical significance. The Internal Revenue Service ("IRS") has ruled in a number of private letter rulings that a savings bank's liquidation account interests do not constitute common stock for purposes of determining whether "control" of a company, as defined in
Section 368(c) of the Code, is acquired in a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E). While the current IRS ruling position does not constitute authority on which we can rely in determining that the Company will acquire control of the Bank in the proposed transaction, the IRS ruling position reflects an analysis of the applicable provisions of law with which we agree.

Opinions

     Based on the foregoing description of the Merger and subject to the conditions set forth below, we are of the opinion that, if the Merger is consummated as described above, then for federal tax purposes:

     1.   The Merger qualifies as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. Pursuant to Section 368(a)(2)(E) of the Code, the Merger is not disqualified from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) because Company Common Stock will be conveyed to the Bank's stockholders in exchange for their Bank Common Stock.

     2. No gain or loss will be recognized by Interim upon the transfer of its assets to the Bank.

     3. No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim.

     4. The basis of Interim's assets in the hands of the Bank will be the same as the basis of those assets in the hands of Interim immediately prior to the Merger.

     5. No gain or loss will be recognized by the Bank's stockholders upon the receipt of Company Common Stock solely in exchange for their shares of Bank Common Stock.

     6. No gain or loss will be recognized by the Company upon the receipt of Bank Common Stock solely in exchange for Company Common Stock.

     7. The basis of the Company Common Stock to be received by the holders of Bank Common Stock will be the same as the basis of the Bank Common Stock surrendered in exchange therefor.

     8. The holding period of the Company Common Stock to be received by the Bank's stockholders will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided that the Bank Common Stock is held as a capital asset on the date of the exchange.

     Our opinions set forth herein are based upon the description of the Merger as set forth in the section of the Proxy Statement-Offering Memorandum captioned "Proposal With Respect to the Formation of a Holding Company" and upon the factual matters set forth in the Agreement. If the actual facts relating to any aspect of the Merger differ from this description in any material respect, the opinions expressed herein may become inapplicable. Further, our opinions are based on research of the Code, applicable Treasury Regulations, current published administrative decisions of the IRS, and existing judicial decisions as of the date hereof. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that will significantly change the opinions set forth herein. We express no opinions other than those stated immediately above as our opinions.

     This Opinion Letter may be relied upon only by the addressee and may not be used or relied upon by any other person for any other purpose whatsoever. In addition, this Opinion Letter may not be quoted, reproduced, in whole or in part, or otherwise referred to or filed with or transmitted to any other person (including any governmental agency) without, in each instance, our prior written consent.

                              Very truly yours,

                              ELIAS, MATZ, TIERNAN & HERRICK L.L.P.



                              By: /s/ Hugh T. Wilkinson
                                  --------------------------
                                  Hugh T. Wilkinson, Partner